1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

June 28, 2023

VIA EDGAR CORRESPONDENCE

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	ALPS ETF Trust (the “Registrant”) (SEC File Nos. 333-148826 and 811-22175)

Dear Ms. Brutlag:

We are writing in response to comments you provided telephonically to Kyle Whiteman and me on May 30, 2023 with respect to the Registrant’s Post-Effective Amendment No. 321, filed on April 13, 2023, relating to Level Four Large Cap Growth Active ETF (the “Fund”), a new series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Fund’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide the Staff the following in correspondence five (5) business days prior to effectiveness of the Fund’s registration statement: (1) the Fund’s ticker symbol and (2) the Fund’s completed fee table and expense example.

	Response:	The Fund’s ticker symbol is “LGRO” and the completed fee table and expense example for the Fund are attached as Appendix I.

2.	Comment:	Please confirm references to the “Bloomberg 1000 Growth Index” in the Fund’s Principal Investment Strategies or revise as needed.

	Response:	The Registrant confirms that references to the Bloomberg 1000 Growth Index have been revised to reference the Bloomberg US 1000 Growth Index.

3.	Comment:	The Fund has adopted an 80% names rule policy to invest in large-cap common stocks and discloses the following “(f)or these purposes, ‘large-capitalization companies’ are those that, at the time of investment, have market capitalizations within the range of market capitalizations of companies appearing in the Bloomberg 1000 Growth Index. While the market capitalizations of companies in the Bloomberg 1000 Growth Index ranged from approximately $0.25 billion to $2.2 trillion as of June 30, 2022, the Fund normally will invest in common stocks of companies with market capitalizations in the top half of that benchmark range.” The Staff believes that a market cap of $0.25 billion does not constitute a “large-cap” company for names rule purposes. Rather than disclosing that the Fund will invest in companies in the “top half” of the Index’s market cap range, disclose a specific minimum market cap for purposes of determining whether a company is considered “large cap” for purposes of the Fund’s 80% names rule policy. Otherwise, please change the Fund’s name.

	Response:	The Registrant confirms that large-capitalization companies will have, at the time of investment, market capitalizations of greater than $10 billion. The Fund’s 80% names rule policy will be revised accordingly.

4.	Comment:	Please confirm whether “Mid- and Large-Capitalization Company Risk,” which is disclosed as a principal risk of the Fund, is a principal risk or whether the risk should be revised to reference large-cap only.

	Response:	The Registrant confirms that “Mid- and Large-Capitalization Company Risk” is a principal risk of the Fund. In addition to the Fund’s 80% names rule policy to invest in large-cap common stocks, the Fund may also invest up to 20% of the Fund’s net assets in other investments permitted by its investment guidelines, including, but not limited to, mid-cap common stocks. Accordingly, mid-cap common stocks are expected to contribute to the principal risks of investing in the Fund.

5.	Comment:	The Fund’s Principal Investment Strategies states: “(t)he Sub-Adviser expects that normally the Fund’s portfolio will tend to emphasize investments in securities issued by U.S. companies, although it may invest in foreign securities.” Please add a principal risk related to foreign securities if such investment is part of the Fund’s principal investment strategies.

	Response:	The registrant has added “Foreign Investment Risk” disclosure to the Fund’s Principal Investment Risks section.

6.	Comment:	Noting that the Fund’s portfolio manager has served the Fund since the Fund’s inception, please add the relevant month and year when available.

	Response:	Comment acknowledged. The Registrant will do so if the Fund’s commencement of operations date is reasonably foreseeable at the time of the next post-effective amendment related to the Fund.

7.	Comment:	Please review the statutory prospectus and consider enhancements to the non-summary section responsive to Item 9 of Form N-1A even if repetitive of information presented in the summary section.

	Response:	The Registrant confirms that it has revised the disclosure in response to this comment.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Rick Noyes
Michael Lawlor

Appendix I

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.50%

(1)	Other Expenses are estimated for the current fiscal year

Example

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year.

	One Year	Three Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$51	$160